DLA Piper LLP (US) 701 Fifth Avenue, Suite 7000 Seattle, Washington 98104-7044 www.dlapiper.com Michael Hutchings michael.hutchings@dlapiper.com T 206.839.4800 F 206.839.4801

October 14, 2008

VIA EDGAR AND UNITED PARCEL SERVICE

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549-8561

Re:	Zones, Inc.

Schedule 13E-3

Filed August 22, 2008

File No. 005-53369

Schedule 14A

Filed August 22, 2008

File No. 000-28488

Dear Mr. Panos:

We are writing on behalf of our client, Zones, Inc. (the “Company”), in response to the comment letter, dated October 1, 2008, from the staff of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Schedule 13E-3 filed on August 22, 2008, File No. 005-53369 (the “Schedule 13E-3”), and the Company’s preliminary Schedule 14A filed on August 22, 2008, File No. 000-28488 (the “Schedule 14A”). The Company is filing concurrently herewith via EDGAR Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1 to Schedule 13E-3”) and a revised Schedule 14A (the “Revised Schedule 14A”) in response to the staff’s comments. Please note that Amendment No. 1 to Schedule 13E-3 and the Revised Schedule 14A also include other updates to the Company’s disclosures and internal conforming changes. For your convenience, the bold paragraphs below restate the numbered paragraphs in the Staff’s comment letter. The discussion below each such paragraph is the Company’s response to the Staff’s comment.

Mr. Nicholas P. Panos

October 14, 2008

Page

Schedule 13E-3

General

1.	Revise to add Najma Lalji as a filing person and provide all required disclosures.

Response: The Schedule 13E-3 has been revised to address this comment.

2.	Revise the signature page to have Firoz and Najma Lalji execute their signatures in their personal capacity.

Response: The signature page of the Schedule 13E-3 has been revised to address this comment.

Exhibit (c)(2)

3.	The disclaimer indicates that documents have been provided “solely for the information of the Special Committee . . .” Please revise to remove the implication security holders cannot rely on the information that has been filed.

Response: Item 1016 of Reg M-A requires that the report provided to the special committee be filed as an exhibit to Schedule 13E-3. We respectfully submit that Exhibit (c)(2) to the Schedule 13E-3 is an accurate reproduction of the presentation made to the special committee of the board of directors of Zones and that it would not be appropriate for us to make changes to that exhibit to alter it from the version provided to the special committee. In addition, we note that these materials were prepared for the special committee and, although filed as an exhibit to the Schedule 13E-3, they will not be distributed with the proxy statement to Zones shareholders.

Schedule 14A

Reasons for the Merger; Recommendation of the Special Committee and of our Board of Directors; Fairness of the Merger

4.	The special committee is not a filing person. Revise this section to have the Board of Directors separately and explicitly provide its determination as to substantive and procedural fairness of the proposed transaction to unaffiliated security holders. See Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A.

Mr. Nicholas P. Panos

October 14, 2008

Page

Response: The preliminary Schedule 14A has been revised beginning at page 24 and on page 29 to address this comment.

5.	The Board of Directors will need to identify the factors upon which it relied in reaching its fairness determination. The Board may rely upon analyses and conclusions produced by other parties provided those analyses meet the disclosure standard set forth in Instruction 2 to Item 1014 of Regulation M-A if the Board expressly adopts the other party’s analyses and conclusions. At present, however, the analyses and conclusions presented do not address going concern value. Please revise. See Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981).

Response: The preliminary Schedule 14A has been revised on page 29 to address this comment.

6.	Revise this disclosure to affirmatively indicate that procedural safeguards identified in Item 1014(c) and (d) have not been provided. See General Instruction E to Schedule 13E-3.

Response: The preliminary Schedule 14A has been revised on page 26 to address this comment.

Opinion of Houlihan Lokey

7.	Revise to indicate whether or not Houlihan Lokey has provided its written consent that their opinion may be used in this proxy statement.

Response: The preliminary Schedule 14A has been revised on page 30 to address this comment.

Position of Merger Sub and the Continuing Shareholders as to the Fairness of the Merger

8.	Please revise the fairness determination to be directed at unaffiliated security Holders. See Item 1014(a) of Regulation M-A. “Non-continuing shareholders,” as the term as been defined in Zones’ disclosure documents, includes officers, directors, and other parties who may be deemed affiliates of the issuer.

Mr. Nicholas P. Panos

October 14, 2008

Page

Response: The preliminary Schedule 14A has been revised throughout to address this comment.

9.	Revise the reasons provided in support of the fairness determination to explicitly address the filing persons’ views as to whether or not the going concern value of the issuer was considered as a factor in reaching the filing persons’ position.

Response: The preliminary Schedule 14A has been revised on page 37 to address this comment.

Historical Selected Financial Data

10.	Please revise this section to comply with Instruction 1 to Item 13 of Schedule 13E-3 and corresponding Item 1010(c) of Regulation M-A. No obligation exists in Schedule 13E-3 to include “selected Historical Financial Data” as presented on page 82. The obligation of the issuer is to provide summarized financial data in accordance with Item 13 of Schedule 13E-3 because the financial information otherwise required by Item 13 has been incorporated by reference.

Response: The preliminary Schedule 14A has been revised on page 82 to address this comment.

*        *        *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3 and Schedule 14A, as it may be amended from time to time, and that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing. The Company further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Nicholas P. Panos

October 14, 2008

Page

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (206) 839-4800. Thank you very much for your assistance.

Very truly yours,

DLA Piper LLP (US)

W. Michael Hutchings

Enclosure (2)

cc:	Michael E. Morgan (Lane Powell PC)

Gary J. Kocher (K&L Gates, LLP)

John M. Steel (DLA Piper LLP (US))

Byron Dailey (DLA Piper LLP (US))

October 14, 2008

VIA EDGAR AND UNITED PARCEL SERVICE

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549-8561

Re:	Zones, Inc.
Schedule 13E-3
Filed August 22, 2008
File No. 005-53369
Schedule 14A
Filed August 22, 2008
File No. 000-28488

Ladies and Gentlemen:

The undersigned, Najma Lalji, acknowledges, with respect to the above-referenced filings, that:

•	Najma Lalji is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	Najma Lalji may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities laws of the United States.

Very truly yours,

By:	/s/ Najma Lalji
Name:	Najma Lalji

October 14, 2008

VIA EDGAR AND UNITED PARCEL SERVICE

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549-8561

Re:	Zones, Inc.
Schedule 13E-3
Filed August 22, 2008
File No. 005-53369
Schedule 14A
Filed August 22, 2008
File No. 000-28488

Ladies and Gentlemen:

The undersigned, Firoz Lalji, acknowledges, with respect to the above-referenced filings, that:

•	Firoz Lalji is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	Firoz Lalji may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities laws of the United States.

Very truly yours,

By:	/s/ Firoz Lalji
Name:	Firoz Lalji

October 14, 2008

VIA EDGAR AND UNITED PARCEL SERVICE

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549-8561

Re:	Zones, Inc.
Schedule 13E-3
Filed August 22, 2008
File No. 005-53369
Schedule 14A
Filed August 22, 2008
File No. 000-28488

Ladies and Gentlemen:

The undersigned, Zones Acquisition Corporation, acknowledges, with respect to the above-referenced filings, that:

•	Zones Acquisition Corporation is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	Zones Acquisition Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities laws of the United States.

Very truly yours,

Zones Acquisition Corporation

By:	/s/ Firoz Lalji
Name:	Firoz Lalji
Title:	President and Chief Executive Officer